EXHIBIT 99.1

Subsea 7 S.A.
Notification of Major Interest

Luxembourg – January 13, 2011 – Subsea 7 S.A. (the “Company”) (NASDAQ-GS: SUBC; Oslo Børs: SUBC). Pursuant to the Luxembourg law of January 11, 2008 on transparency requirements the Company has received the following notifications as a result of Completion of the Combination between Acergy S.A. and Subsea 7 Inc. which occurred on January 7, 2011.

Notification 1:

Full names of person(s) subject to notification obligation:  Siem Industries Inc.

Reason for the notification: an acquisition or disposal of voting rights.

Threshold(s) that is/are crossed or reached:            15%

Situation previous to the triggering transaction:
Number of voting rights:	Nil

Resulting situation after the triggering transaction:
Number of voting rights:	Direct: 69,681,932; Indirect: Nil
% of voting rights:	Direct: 19.80%; Indirect: Nil

Financial Instruments total: Nil.

Chain of controlled undertaking through which the voting rights and/or the financial instruments are effectively held: N/A

Notification 2:

Full names of person(s) subject to notification obligation:  Folketrygdfondet

Reason for the notification: an acquisition or disposal of voting rights and an event changing the breakdown of voting rights.

Threshold(s) that is/are crossed or reached:            10%

Situation previous to the triggering transaction:
Number of voting rights:	21,267,423

Resulting situation after the triggering transaction:
Number of voting rights:	Direct: 32,284,762; Indirect: Nil
% of voting rights:	Direct: 9.2%; Indirect: Nil

Financial Instruments total: Nil.

Chain of controlled undertaking through which the voting rights and/or the financial instruments are effectively held: N/A

Notification 3:

Full names of person(s) subject to notification obligation:  Capital Research and Management Company

Reason for the notification: an event changing the breakdown of voting rights.

Threshold(s) that is/are crossed or reached:            5%

Situation previous to the triggering transaction:
Number of voting rights:	13,430,000

Resulting situation after the triggering transaction:
Number of voting rights:	Direct: Nil; Indirect: 13,430,000
% of voting rights:	Direct: Nil; Indirect: 3.82%

Financial Instruments total: Nil.

Chain of controlled undertaking through which the voting rights and/or the financial instruments are effectively held: N/A

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Subsea 7 S.A. is a seabed-to-surface engineering, construction and services contractor to the offshore energy industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.
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Contact:
Karen Menzel
Subsea 7 S.A.
+44 (0)20 8210 5568
karen.menzel@subsea7.com
www.subsea7.com

If you no longer wish to receive our press releases please contact: karen.menzel@subsea7.com

Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of Acergy S.A. and Subsea 7 Inc. and our ability to achieve benefits therefrom; unanticipated delays, costs and difficulties related to the combination transaction; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.